RECEIVED

2007 JUL 25 A 8:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07025463

GRUPO MODELO, S.A.B. DE C.V.

July 23, 2007.

Rule 12g3-2(b) File No. 82-34766

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Grupo Modelo S.A.B. de C.V.
Rule 12g3-2(b) File No. 82-34766

The enclosed information is being furnished to the Securities and Exchange Commission (the "*SEC*") on behalf of Grupo Modelo S.A.B. de C.V. (the "*Company*") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "*Act*") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
JUL 26 2007
THOMSON
FINANCIAL

For and on behalf of
Grupo Modelo S.A.B. de C.V.

Name: Margarita Hugues Vélez
Title: General Counsel

dlw 7/25

Enclosure[s] :
Grupo Modelo, S.AB. de C.V. Second Quarter Report Press Release.

JAVIER BARROS SIERRA NO. 555 * PISO 6 * COLONIA SANTA FÉ. * 01210 MÉXICO, D. F
TEL.: 22-66-00-00 FAX: 22-66-42-92 Y 22-66-00-00 www.gmodelo.com.mx

Grupo Modelo Reports Second Quarter 2007 Results

- **Domestic volume grew 2.9% and exports 6.5%.**
- **Net sales increased 25.5%**
- **Operating income rose 26.0%.**

Mexico City, July 19, 2007. – Grupo Modelo, S.A.B. de C.V. and Subsidiaries (BMV:GMODELOC) ("Grupo Modelo" or "the Company"), the leading brewer in Mexico and producer of the best-selling Mexican beer in the world, today announced its financial and operating results for the second quarter ended June 30, 2007.

In the second quarter of 2007, domestic volume increased 2.9%, totaling 9.5 million hectoliters, reflecting increases of 2.4% in Modelo's brands and 31.3% in the imported brand portfolio. In April, price adjustments were implemented in the domestic market by region, channel, brand and presentation. Volumes started out weaker in the first part of the quarter, recovering during the period. Imported brands showed excellent performance, mainly in the northern region of Mexico.

Export volumes increased 6.5% and represented 32.7% of total volume, compared to the 32.0% registered in the same quarter of the previous year. The U.S. market achieved 4.3% volume growth. Regions registering outstanding results were Europe and Oceania.

Net sales grew 25.5% compared to the same period of 2006, totaling 19,711 million pesos. This figure reflects increases of 1.9% in domestic sales and 83.7% in exports. Total export revenues during the quarter were 804 million dollars, 97.9% higher than the prior year. The average export price per hectoliter grew 85.9% in dollars, due to the incorporation of the selling price from Crown to its wholesalers. In Mexican pesos, the price increased 72.5%, reflecting the peso appreciation versus de U.S. dollar.

During the second quarter of 2007, Crown Imports, LLC., registered net sales of 723 million dollars and operating profit of 157 million dollars.

The cost of goods sold increased 22.9% due to the incorporation of the storage and distribution costs of the products sent to Crown Imports warehouses, and to the increases in certain raw materials and packaging for the domestic market. Gross profit totaled 11,208 million pesos, a 27.6% increase compared to the same quarter of 2006. Gross margin was 56.9%, an expansion of 90 basis points.

Operating expenses increased 29.7% as a result of the consolidation of advertising and distribution expenses incurred in the U.S., and to a lesser extent higher advertising expenses in Mexico and in the convenience store business. Operating profit was 6,333 million pesos, which represents an increase of 26.0%.

* All peso figures throughout this document are expressed in constant Mexican pesos as of June 30, 2007, unless otherwise noted.

The comprehensive financing result registered a positive gain of 254 million pesos, mainly as a result of the appreciation of the peso versus the US dollar.

The other income and expense category showed a loss of 285 million pesos, compared to a loss of 595 million pesos in 2006. This includes income from the advertising fund that was part of the import contract in the U.S., which ended on December 31, 2006, as well as expenses related to the restructuring of the distribution operations in Mexico City. It also includes employee profit sharing; according to modifications to Mexican GAAP, as of 2007, this heading is no longer registered as taxes and is reclassified to the other expenses line, (for comparison purposes, the profit sharing of 2006 was reclassified)

Minority interest participation in the quarterly results totaled 1,774 million pesos, of this amount 857 million pesos corresponds to the 50% stake of Barton Beers, a subsidiary of Constellation Brands in Crown Imports.

Net majority income was 3,047 million pesos, 12.6% above the prior year. Thus, net margin was 15.5% compared to 17.2% posted last year.

Grupo Modelo, S.A.B. de C.V. and Subsidiaries
Sales of beer in million hectoliters

Market	2nd Quarter 2007	%	2nd Quarter 2006	%	Var. (%)
Domestic	9.257	65.9	9.039	66.9	2.4%
Import	0.196	1.4	0.149	1.1	31.3%
Total Domestic	**9.453**	**67.3**	**9.188**	**68.0**	**2.9%**
Export	4.597	32.7	4.317	32.0	6.5%
Total	**14.050**	**100.0**	**13.505**	**100.0**	**4.0%**

Grupo Modelo, S.A.B. de C.V. and Subsidiaries
Consolidated Income Statements for the Second Quarter 2007 and 2006
Figures in millions of constant Mexican pesos as of June 30, 2007

	II-07	%	II-06	%	Var. %
Domestic Sales	9,590	48.7%	9,407	59.9%	1.9%
Export Sales	8,645	43.9%	4,707	30.0%	83.7%
Other Income	1,476	7.5%	1,588	10.1%	-7.1%
Total Net Sales	**19,711**	**100.0%**	**15,702**	**100.0%**	**25.5%**
Cost of Goods Sold	8,503	43.1%	6,917	44.0%	22.9%
Gross Profit	**11,208**	**56.9%**	**8,785**	**56.0%**	**27.6%**
Operating Expenses	4,875	24.7%	3,759	23.9%	29.7%
Operating Income	**6,333**	**32.1%**	**5,026**	**32.0%**	**26.0%**
Comprehensive Financial Result	-254	-1.3%	-689	-4.4%	-63.1%
Other Expense (Income) – Net	285	1.4%	595	3.8%	-52.1%
Profit Before Tax & Profit Sharing	**6,302**	**32.0%**	**5,120**	**32.6%**	**23.1%**
Income Tax	1,395	7.1%	1,385	8.8%	0.7%
Deferred Income Tax	86	0.4%	206	1.3%	-58.0%
Consolidated Net Income	**4,821**	**24.5%**	**3,529**	**22.5%**	**36.6%**
Net Majority Income	**3,047**	**15.5%**	**2,706**	**17.2%**	**12.6%**
Depreciation	798	4.1%	718	4.6%	11.2%
Equity Income of Associates (COGS)	166	0.8%	158	1.0%	5.1%
EBITDA	**6,965**	**35.3%**	**5,586**	**35.6%**	**24.7%**

2007 Financial Summary

- **Domestic volume increased 3.6%.**
- **25.0% growth in net sales.**
- **Operating income rose 26.2%.**

During the first half of 2007, total beer volume grew 3.0% compared to the same period of last year, reaching 25.6 million hectoliters. The domestic market, including imports, registered growth of 3.6%, while exports increased 1.7%.

Net sales in 2007 totaled 35,767 million pesos, an increase of 25.0% as a result of 1.2% increase in domestic sales and 83.1% in exports. In the Mexican market, the performance of Modelo Light stands out. Total export revenues were 1,422 million dollars, which represented an increase of 89.7% compared with the previous year. In dollar terms, the price per hectoliter increased 86.6%.

The cost of goods sold grew 22.7% due to the incorporation of the costs of Crown Imports as well as increases in certain raw materials and packaging. Gross profit totaled 20,110 million pesos, a 26.7% increase compared to the first semester of 2006. Gross margin was 56.2%, an expansion of 80 basis points.

Operating expenses increased 27.4% as a result of the advertising and distribution expenses incurred in the U.S., and to a lesser extent higher advertising expenses in Mexico and in the convenience store business. Operating profit was 11,056 million pesos, which represents an increase of 26.2%. Thus, operating margin was 30.9%, a 30 basis point increase from the 2006 figure.

Depreciation and amortization totaled 1,587 million pesos and represented 4.4% of net sales. EBITDA (Operating income + Depreciation – Equity income of Associates included in COGS) totaled 12,354 million pesos, a figure 24.9% higher than in the previous year.

Below operating results, the comprehensive financing result registered a 546 million peso gain for Grupo Modelo as a result of a lower foreign exchange gain and a higher inflation rate in the period.

In terms of taxes, the effective tax rate was 27.1%, compared to the 30.1% posted in 2006. It is important to highlight that the fiscal scheme of Crown Imports, LLC states that the shareholders of this company are the responsible for the fulfillment of fiscal obligations; as a result, the income tax heading only shows the amount that corresponds to Grupo Modelo's obligation for its 50% stake.

Finally, net majority income was 5,433 million pesos, representing an increase of 16.2%. Net margin was 15.2%.

Financial Position

As of June 30, 2007, Grupo Modelo's cash and marketable securities accounted for 18.5% of total assets, in contrast to the 23.2% in 2006. On the other hand, total assets grew 8.2% over the last twelve months. The financial position of the Company remained strong, with short-term operational liabilities totaling 6,649 million pesos. Stockholders' equity totaled 77,266 million pesos, representing a 7.5% increase compared to the prior year.

Financial Ratios	June 2007	June 2006
Inventory Turnover	3.4 times	4.1 times
Receivables Turnover	24 days	15 days
Leverage	16.2 %	15.7 %
Current	5.1 times	6.1 times
EPS (12-months)	2.92 pesos	2.49 pesos

Capital Expenditures

As of June 2007, Grupo Modelo invested 1,882 million pesos of its internally generated cash flow. The funds were allocated as shown in the table.

Area	June 2007
Coahuila Brewery	39.9%
Breweries & Other Factories	38.8%
Sales	21.3%

Grupo Modelo, S.A.B. de C.V. and Subsidiaries
Sales of beer in million hectoliters
Figures as of June 30, 2007 and 2006

Market	2007	%	2006	%	Var. (%)
Domestic	17.069	66.8	16.526	66.6	3.3%
Import	0.326	1.3	0.261	1.0	25.0%
Total Domestic	**17.394**	**68.1**	**16.787**	**67.6**	**3.6%**
Export	**8.166**	**31.9**	**8.031**	**32.4**	**1.7%**
Total	**25.560**	**100.0**	**24.818**	**100.0**	**3.0%**

Grupo Modelo, S.A.B. de C.V. and Subsidiaries
Consolidated Income Statements for the Six Months Ended June 30, 2007 and 2006

Figures in millions of constant Mexican pesos as of June 30, 2007

	2007	%	2006	%	Var. %
Domestic Sales	17,418	48.7%	17,206	60.1%	1.2%
Export Sales	15,564	43.5%	8,498	29.7%	83.1%
Other Income	2,785	7.8%	2,920	10.2%	-4.6%
Total Net Sales	**35,767**	**100.0%**	**28,624**	**100.0%**	**25.0%**
Cost of Goods Sold	15,658	43.8%	12,758	44.6%	22.7%
Gross Profit	**20,110**	**56.2%**	**15,866**	**55.4%**	**26.7%**
Operating Expenses	9,054	25.3%	7,107	24.8%	27.4%
Operating Income	**11,056**	**30.9%**	**8,759**	**30.6%**	**26.2%**
Comprehensive Financial Result	-546	-1.5%	-873	-3.0%	-37.5%
Other Expense (Income) – Net	-172	-0.5%	907	3.2%	-119.0%
Profit Before Tax & Profit Sharing	**11,774**	**32.9%**	**8,725**	**30.5%**	**34.9%**
Income Tax	3,103	8.7%	2,588	9.0%	19.9%
Deferred Income Tax	83	0.2%	39	0.1%	115.4%
Consolidated Net Income	**8,588**	**24.0%**	**6,098**	**21.3%**	**40.8%**
Net Majority Income	**5,433**	**15.2%**	**4,675**	**16.3%**	**16.2%**
Depreciation	1,587	4.4%	1,427	5.0%	11.2%
Equity Income of Associates (COGS)	289	0.8%	298	1.0%	-3.1%
EBITDA	**12,354**	**34.5%**	**9,888**	**34.5%**	**24.9%**

Grupo Modelo, S.A.B. de C.V. and Subsidiaries
Consolidated Balance Sheets as of June 30, 2007 and 2006
Figures in millions of constant Mexican pesos as of June 30, 2006

	2007	2006	% Var
Cash & Marketable Securities	17,071	19,732	-13.5%
Total Current Assets	**33,971**	**31,269**	**8.5%**
Non – Current Assets	58,239	53,948	8.0%
Total Assets	**92,210**	**85,217**	**8.2%**
Current Liabilities	6,649	5,155	27.9%
Long Term Debt	0	0	N/A
Deferred Liabilities	8,295	8,218	0.9%
Total Liabilities	**14,944**	**13,373**	**11.4%**
Minority Stockholders' Equity	19,456	16,615	17.1%
Majority Stockholders' Equity	57,810	55,229	4.7%
Total Liabilities and Stockholders' Equity	**92,210**	**85,217**	**8.2%**

Highlights
Quarter and Cumulative

	II-07	II-06	Var. %	2007	2006	Var. %
Price/Hl Domestic (pesos)*	1,014.49	1,023.77	-0.9%	1,001.35	1,024.94	-2.3%
Price/Hl Exports (pesos)*	1,880.51	1,090.40	72.5%	1,905.99	1,058.24	80.1%
Price/Hl Exports (dlls.)	174.84	94.07	85.9%	174.15	93.34	86.6%
Cost of Goods Sold/Hl Total (pesos)*	605.16	512.11	18.2%	612.57	514.08	19.2%
Operating Expenses/Hl Total (pesos)*	346.97	278.38	24.6%	354.20	286.35	23.7%
Export Revenues (million dlls.)	803.75	406.06	97.9%	1,422.09	749.56	89.7%

* Figures in constant Mexican pesos as of June 30, 2007

Grupo Modelo Conference Call

Grupo Modelo will host a conference call to discuss the second quarter 2007 financial results on Friday, July 20, 2007, at 8:00 a.m. (central) / 9:00 a.m. (eastern). The conference call can be accessed by dialing 1-888-469-4228 within the U.S., or from international locations by dialing into the U.S. at +480-629-9562 with conference ID: 3762142, beginning 10 minutes prior to the start of the call. A live listen-only webcast of the conference call, together with a copy of this press release will be available on the Internet at Grupo Modelo's Web site: www.gmodelo.com under "Investors," prior to the call.

Forward-Looking Statements

This press release may include certain expectations regarding the financial and operating performance of Grupo Modelo and its Subsidiaries. Such forward-looking statements are based on management's best estimates using current and known information. However, such statements and expectations may vary due to facts, circumstances and events beyond the control of Grupo Modelo and its Subsidiaries.

Grupo Modelo, founded in 1925, is the leader in Mexico in the production, distribution and marketing of beer, with 63.2% of the total (domestic and export) market share, as of December 31, 2006. It has seven brewing plants in the country, with a total annual installed capacity of 60 million hectoliters. Currently, it brews and distributes 12 brands, including Corona Extra, the number one Mexican beer sold in the world, Modelo Especial, Victoria, Pacifico and Negra Modelo. It exports five brands and is present in more than 150 countries. It is the importer of Anheuser-Busch's products in Mexico, including Budweiser, Bud Light and O'Doul's. It also imports the Chinese Tsingtao brand and the Danish beer Carlsberg. Through a strategic alliance with Nestlé Waters, it produces and distributes in Mexico bottled water brands Santa María and Nestlé Pureza Vital, among others. Grupo Modelo trades in the Mexican Stock Exchange since 1994 with the ticker symbol GMODELOC. It also quotes as an ADR under the ticker GPMCY in the OTC markets and in Latibex in Spain as XGMD.

Investor Relations

Eduardo Zamarripa (5255) 2266-0000 x.4708 Fax (5255) 2266-0000 x.4926
Begoña Orgambide (5255) 2266-0000 x.4887

e-mail : ir@gmodelo.com.mx
Internet: www.gmodelo.com

END